Quarterly Report

For the three months ended March 31 2003

751 Victoria Square, Montréal, Québec, Canada H2Y 2J3
Telephone (514) 286-7430 / Fax (514) 286-7424


Power
Financial
Corporation


03024311

TO THE SHAREHOLDERS

Power Financial Corporation's operating earnings for the first quarter of 2003 were $263 million or $0.71 per share, compared with $237 million or $0.65 per share for the same period in 2002. This represents a 9 per cent increase on a per share basis.

The Corporation's share of operating earnings from subsidiaries and affiliate amounted to $263 million for the quarter, compared with $240 million a year ago. This result is mainly due to increases in earnings at Great-West Lifeco Inc. and Investors Group Inc., partly offset by a decrease at Pargesa Holding S.A.

Power Financial also recorded a charge of $10 million or $0.03 per share, representing its share of non-operating items recorded within the Pargesa group during the quarter.

Therefore, net earnings for the three months ended March 31, 2003 were $253 million or $0.68 per share, compared with $237 million or $0.65 per share in 2002.

SUBSIDIARIES' AND AFFILIATE RESULTS

GREAT-WEST LIFECO INC.

Great-West Lifeco reported net income attributable to common shareholders of $253 million or $0.690 per common share for the first quarter of 2003, compared with $222 million or $0.602 per common share for the same period of 2002.

INVESTORS GROUP INC.

Investors Group reported net income attributable to common shareholders of $119.7 million for the first quarter of 2003, compared with $116.5 million for the same period of 2002. Diluted earnings per share were $0.452, compared with $0.440 in 2002.


Power
Financial
Corporation

PARJOINTCO N.V.

Parjointco N.V. holds Power Financial Corporation's interest in Pargesa Holding S.A. Power Financial's share of net earnings of its European affiliate was negative by $14 million for the first quarter of 2003, of which $10 million related to non-operating items. For the same period of 2002, Pargesa contributed $1 million to Power Financial's net earnings.

DIVIDENDS ON PREFERRED SHARES

A quarterly dividend was declared on the Series A First Preferred Shares payable August 15, 2003 to shareholders of record July 25, 2003 in an amount to be determined by applying the Quarterly Dividend Rate, as defined in the Articles of Continuance of the Corporation, to $25.00.

A quarterly dividend of $0.3250 per share was declared on the First Preferred Shares, Series C payable July 31, 2003 to shareholders of record July 10, 2003.

A quarterly dividend of $0.34375 per share was declared on the First Preferred Shares, Series D payable July 31, 2003 to shareholders of record July 10, 2003.

A quarterly dividend of $0.328125 per share was declared on the First Preferred Shares, Series E payable July 31, 2003 to shareholders of record July 10, 2003.

A quarterly dividend of $0.36875 per share was declared on the First Preferred Shares, Series F payable July 31, 2003 to shareholders of record July 10, 2003.

A quarterly dividend of $0.359375 per share was declared on the First Preferred Shares, Series H payable July 31, 2003 to shareholders of record July 10, 2003.

A quarterly dividend of $0.375 per share was declared on the First Preferred Shares, Series I payable July 31, 2003 to shareholders of record July 10, 2003.

A quarterly dividend of $0.29375 per share was declared on the First Preferred Shares, Series J payable July 31, 2003 to shareholders of record July 10, 2003.

Power
Financial
Corporation

DIVIDEND ON COMMON SHARES

A quarterly dividend of $0.30 per share was declared on the common shares payable August 1, 2003 to shareholders of record June 30, 2003. This represents an increase of 2¢ or 7 per cent over the previous quarterly dividend of 28¢.


SEC MAIL
JUL 03 2003
WASH, D.C.
SECTION

On behalf of the Board of Directors,

Paul Desmarais, Jr.	**Robert Gratton**
Chairman	*President and Chief Executive Officer*

May 14, 2003

Power
Financial
Corporation

Management's Discussion and Analysis of Operating Results

FORWARD-LOOKING STATEMENTS This report may include forward-looking statements about objectives, strategies and expected financial results. These statements are inherently subject to risks and uncertainties beyond the Corporation's control including, but not limited to, global economic and financial conditions, regulatory developments in Canada and elsewhere, technological developments and competition. These and other factors may cause the Corporation's actual performance to differ materially from that contemplated by forward-looking statements, and the reader is therefore cautioned not to place undue reliance on these statements.

The following is a discussion and analysis of the interim consolidated financial condition and results of operations of Power Financial Corporation (Power Financial or the Corporation) for the three-month period ended March 31, 2003. This document should be read in conjunction with the unaudited Interim Consolidated Financial Statements of Power Financial and notes thereto for the three-month period ended March 31, 2003, Management's Discussion and Analysis of Operating Results included in the Annual Report of the Corporation for the year ended December 31, 2002, and the Consolidated Financial Statements and notes thereto for the year ended December 31, 2002.

Through its controlling interests in Great-West Lifeco Inc. (Lifeco) and Investors Group Inc. (Investors Group), Power Financial holds substantial interests in the financial services industry in Canada and the United States. Together with the Frère group of Belgium, Power Financial also holds a significant interest in Pargesa Holding S.A. (Pargesa). The Pargesa group has substantial holdings in a group of major media, energy, water, waste services and specialty minerals companies based in Europe.

The information contained herein concerning Lifeco, Investors Group and Pargesa has been summarized from information publicly disclosed by them.

In preparing its statement of earnings, Power Financial uses Pargesa's economic (flow-through) presentation of results, adjusted for amortization of goodwill. These adjustments represent in aggregate $0.03 per share in the three-month period of 2003 and relate primarily to Pargesa's indirect share of goodwill amortization recorded by Bertelsmann AG.


Power
Financial
Corporation

On February 17, 2003, Lifeco and Canada Life Financial Corporation (Canada Life) announced that Lifeco agreed to acquire all of the outstanding common shares of Canada Life for a combination of cash and Lifeco securities then valued at $44.50 per common share of Canada Life. The acquisition, which was approved by the shareholders of Canada Life on May 5, 2003, is subject to regulatory approval.

To support the transaction, Power Financial committed to invest $800 million to purchase 21.3 million common shares of Lifeco from treasury through a private placement. Investors Group also agreed to invest $100 million by purchasing 2.7 million Lifeco common shares from treasury. These purchases should be completed approximately at the same time as payment for the Canada Life common shares by Lifeco.

On March 11, 2003, Power Financial issued 8,000,000 Non-Cumulative First Preferred Shares, Series I, and 6,000,000 Non-Cumulative First Preferred Shares, Series J, each priced at $25.00 per share to yield 6.00% and 4.70%, respectively. Gross proceeds from the Series I and J issues amounted to $350 million. The Series I are perpetual preferred shares, while the Series J are 10-year soft retractable preferred shares. In addition, Power Financial issued $250 million principal amount of 6.90% debentures due March 11, 2033. The proceeds from these issues are being used to supplement the Corporation's financial resources and for general corporate purposes, and to assist Power Financial in the financing of the acquisition of Canada Life by Lifeco.

THREE-MONTH RESULTS

In this section, the principal subsidiaries, Lifeco and Investors Group, which make the most significant contribution to the earnings of the Corporation, are accounted for on the equity basis.

Net earnings of the Corporation are subdivided into the following components:

- operating earnings, which include the Corporation's share of earnings of its subsidiaries and affiliate before non-recurring items as well as results from corporate activities. As explained above, operating earnings of Pargesa have been adjusted for goodwill amortization; and
- other income.

Power
Financial
Corporation

EARNINGS SUMMARY

(in millions of dollars, except per share amounts) (unaudited)	**Three Months 2003**		Three Months 2002	
	Total [1]	**Per share**	Total [1]	Per share
Operating earnings	**263**	**0.71**	237	0.65
Other income	**(10)**	**(0.03)**		
Net earnings	**253**	**0.68**	237	0.65

(1) before dividends on preferred shares

OPERATING EARNINGS

For the three-month period ended March 31, 2003, operating earnings were $263 million or $0.71 per share, as against $237 million or $0.65 per share in the first quarter of 2002. This represents a 9 per cent increase on a per share basis.

Share of operating earnings from subsidiaries and affiliate were $263 million for the quarter, compared with $240 million a year ago. This results from an increase in share of operating earnings of Lifeco and Investors Group, which has been partly offset by a decrease in Pargesa's contribution to operating earnings.

Growth in operating earnings per share also takes into account the impact of an increase in preferred share dividends in 2003, compared with 2002.

OTHER INCOME

Power Financial recorded in 2003 a charge of $10 million or $0.03 per share, representing its share of non-operating items recorded by the Pargesa group during the quarter.

NET EARNINGS

Including other income, net earnings were $253 million or $0.68 per share for the three-month period ended March 31, 2003, compared with $237 million or $0.65 per share in the corresponding period of 2002.

CASH FLOW

On a consolidated basis, cash and cash equivalents increased during the three-month period by $799 million, compared with a decrease of $200 million during the same period of last year.



Operating activities produced a net inflow of $874 million during the period in 2003, compared with a net outflow of $347 million for the corresponding period of 2002.

Cash flow from financing activities resulted in a net inflow of $1,140 million in 2003, compared with a net outflow of $207 million in the three-month period of 2002. Included in the 2003 figure are gross proceeds from the issue by Power Financial of Series I and J First Preferred Shares, as well as from the issuance of the 6.90% long-term debt, for a total amount of $600 million. Also included are proceeds from the issuance of $600 million and $300 million of long-term debt by Lifeco and Investors Group, respectively.

Cash flow from investing activities resulted in a net outflow of $1,215 million in 2003, compared with a net inflow of $354 million in 2002.

DIVIDEND PER COMMON SHARE

At its meeting held on May 14, 2003, the Board of Directors of Power Financial declared a quarterly dividend of 30 cents per common share, payable on August 1, 2003. This represents an increase of 2 cents or 7 per cent over the previous quarterly dividend of 28 cents. Compared with 26 cents for the same quarter a year ago, the increase is 15 per cent.

SHAREHOLDER'S EQUITY

Power Financial's shareholders' equity amounted to $7,117 million at March 31, 2003, compared with $6,855 million at the end of 2002. The increase of $262 million is primarily due to:

- the increase of $350 million in preferred share stated capital, representing the gross proceeds from the issuance in March 2003 of 8,000,000 Non-Cumulative First Preferred Shares, Series I, and of 6,000,000 Non-Cumulative First Preferred Shares, Series J;
- an increase of $130 million in retained earnings; and
- a $226 million net decrease in foreign currency translation adjustments, relating primarily to the Corporation's indirect investments in Pargesa and Great-West Life & Annuity Insurance Company (GWL&A).

SUBSEQUENT EVENTS

- As stated above, on May 5, 2003, the shareholders of Canada Life approved the acquisition of the company by Lifeco.
- On April 28, 2003, the Corporation announced its intention to redeem on May 30, 2003, all of the 6,000,000 outstanding First Preferred Shares, Series B at $25.00 per share together with the accrued dividend of $0.4375 per share.

Power Financial Corporation

Great-West Lifeco Inc.

Lifeco reported net income attributable to common shareholders of $253 million or $0.690 per common share for the three months ended March 31, 2003, an increase of 14.6 per cent compared with $0.602 per common share reported in the first quarter of 2002.

HIGHLIGHTS – FIRST QUARTER 2003

- Earnings per common share increased 14.6 per cent over 2002 levels, reflecting solid increases in earnings from Lifeco's Canadian and United States operations.
- Return on common shareholders' equity was 23.5 per cent for the 12 months ended March 31, 2003, compared with 21.2 per cent in 2002.
- Quarterly dividends declared were $0.27 per common share payable June 30, 2003. Dividends paid on common shares for the first three months of 2003 were 20 per cent higher than a year ago.

Consolidated net earnings for Lifeco are the net operating earnings of The Great-West Life Assurance Company (Great-West Life) in Canada and GWL&A in the United States, together with Lifeco's corporate results.

Canadian consolidated net earnings of Lifeco attributable to common shareholders for the three months ended March 31, 2003 increased 17 per cent to $121 million from $103 million at March 31, 2002. This increase was due, in large part, to favourable mortality and group morbidity experience, combined with improved investment income margins.

Total premiums and deposits for the three months ended March 31, 2003, including reinsurance premiums, were essentially the same as 2002 levels, with increases in risk-based product premium offset by a reduction in segregated fund deposits.

Fee income increased 5 per cent in the three months ended March 31, 2003, compared with 2002, associated with both assets under administration and ASO contracts.

Total assets under administration at March 31, 2003 were $54.7 billion, up slightly from March 31 and December 31, 2002 levels, with increases in general funds mitigated by reductions in segregated funds.


Power
Financial
Corporation

Lifeco's United States consolidated net earnings for the three months ended March 31, 2003 increased 11 per cent to $132 million from $119 million a year ago. This increase was primarily associated with the Employee Benefits Division, reflecting a significant improvement in both group mortality and morbidity results.

The 16 per cent decrease in US$ premium income and deposits for 2003 comprised reductions in both Employee Benefits and Financial Services. The reduction in the Employee Benefits segment is due to a contraction in healthcare medical membership, while the reduction in the Financial Services segment is primarily due to lower segregated fund deposits.

Fee income is derived from the management of segregated fund assets and the administration of Group health ASO business. The decrease in fee income in 2003 arises from both the healthcare business and the effects of the U.S. equity markets on segregated fund fees.

Total assets under administration were $38.8 billion at March 31, 2003, down $5.3 billion and $2.9 billion compared with March 31, 2002 and December 31, 2002, respectively, essentially due to reductions in market values of segregated funds and a change in foreign exchange translation rates.

Power Financial Corporation

Great-West Lifeco Inc.

FINANCIAL HIGHLIGHTS (unaudited)

For the three months ended March 31 (in millions of dollars, except per share amounts)	2003			2002			Change (%)
	Canada	**U.S.**	**Total**	Canada	U.S.	Total	
Premiums							
Life insurance, guaranteed annuities and insured health products	**1,131**	**666**	**1,797**	1,033	750	1,783	1
Reinsurance	**1,152**	**--**	**1,152**	1,125	--	1,125	2
Self-funded premium equivalents (ASO contracts)[1]	**358**	**1,808**	**2,166**	326	2,150	2,476	(13)
Segregated fund deposits[1]							
Individual products	**432**	**94**	**526**	617	199	816	(36)
Group products	**278**	**767**	**1,045**	260	1,075	1,335	(22)
Total premiums and deposits	**3,351**	**3,335**	**6,686**	3,361	4,174	7,535	(11)
Fee and other income	**107**	**326**	**433**	102	361	463	(6)
Paid or credited to policyholders	**2,512**	**810**	**3,322**	2,377	925	3,302	1
Net income attributable to							
Preferred shareholders	**6**	**--**	**6**	7	--	7	(14)
Common shareholders	**121**	**132**	**253**	103	119	222	14
Per common share							
Basic earnings			**0.690**			0.602	14.6
Dividends paid			**0.270**			0.225	20.0
Book value			**11.47**			10.77	6.5
Return on common shareholders' equity (12 months)							
Net income			**23.5%**			14.6%	
Adjusted net income[2]			**--**			21.2%	
At March 31							
Total assets	**36,891**	**22,642**	**59,533**	34,613	23,948	58,561	2
Segregated fund assets[1]	**17,825**	**16,113**	**33,938**	19,708	20,152	39,860	(15)
Total assets under administration	**54,716**	**38,755**	**93,471**	54,321	44,100	98,421	(5)
Capital stock and surplus			**4,626**			4,502	3

(1) Segregated fund deposits and self-funded premium equivalents (ASO contracts)
The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds or the claims payments related to administrative services only (ASO) Group health contracts. However, the company does earn fee and other income related to these contracts.
Both segregated fund and ASO contracts are an important aspect of the overall business of the company and should be considered when comparing volumes, size and trends.

(2) Return on common shareholders' equity for the 12 months ended March 31, 2002 is presented, for comparative purposes, on an adjusted basis excluding certain 2001 non-recurring items.

Investors Group Inc.

Investors Group reported net income attributable to common shareholders for the three months ended March 31, 2003 of $119.7 million, compared with $116.5 million for the same period in 2002. Diluted earnings per share were $0.452 compared with $0.440 in 2002.

HIGHLIGHTS

- Gross revenues for the first three months ended March 31, 2003 were $454.9 million, compared with $499.3 million last year. Operating expenses were $267.1 million for the three months, compared with $297.8 million in the prior year.
- Client assets under management and administration at March 31, 2003 totalled $70.9 billion, compared with $86.2 billion at March 31, 2002.
- Shareholders' equity at March 31, 2003 was $3.00 billion, compared with $2.95 billion at December 31, 2002. Return on average common equity for the three months was 17.6 per cent, compared with 19.8 per cent for the same period in 2002.

INVESTORS GROUP'S OPERATIONS

Through Investors Group's consultant network, mutual fund sales for the three-month period were $1.2 billion, compared with $1.7 billon in the prior year and mutual fund net redemptions were $81 million, compared with net sales of $570 million last year.

Mutual fund assets at March 31, 2003 were $35.7 billion, compared with $43.1 billion at March 31, 2002.

Investors Group's redemption rate at March 31, 2003, excluding money market funds, was 10.9 per cent compared with 9.1 per cent a year ago. The redemption rate for all other members of the Investment Funds Institute of Canada at March 31, 2003 was 15.3 per cent.

MACKENZIE'S OPERATIONS

Mutual fund sales for the three-month period were $1.5 billion, compared with $1.8 billion in the prior year. Mutual fund net sales for the period were $1 million, compared with $241 million in the prior year. Net sales of long-term funds (excluding money market and managed yield funds) were $43 million for the period, compared with net sales of $440 million in 2002.

Power Financial Corporation

Investors Group Inc.

Mutual fund assets under management at March 31, 2003 were $28.8 billion, compared with $34.7 billion at March 31, 2002.

Mackenzie's redemption rate at March 31, 2003, excluding money market and managed yield funds, was 12.7 per cent compared with 11.5 per cent a year ago.

FINANCIAL HIGHLIGHTS (unaudited)

For the three months ended March 31 (in millions of dollars, except per share amounts)	2003	2002	Change (%)
Net income available to common shareholders	**119.7**	116.5	2.8
Diluted earnings per share	**0.452**	0.440	2.7
Dividends per share	**0.24**	0.205	17.1
Return on equity	**17.6%**	19.8%	
Mutual funds			
Investors Group			
Sales	**1,221.3**	1,730.8	(29.4)
Net sales	**(81.4)**	569.5	(114.3)
Assets under management	**35,654.7**	43,079.6	(17.2)
Mackenzie Financial Corporation[1]			
Sales	**1,498.8**	1,828.7	(18.0)
Net sales	**0.8**	240.8	(99.7)
Assets under management	**28,762.1**	34706.9	(17.1)
Combined mutual fund assets under management	**64,416.8**	77,786.5	(17.2)
Insurance in force (face amount)	**28,317.7**	25,126.9	12.7
Securities operations assets under administration	**4,674.8**	4,418.8	5.8
Mortgages serviced	**6,793.6**	7,463.0	(9.0)
Deposits and certificates	**759.0**	680.8	11.5
Clients	**2,582,968**	2,663,424	(3.0)
Client accounts	**9,439,322**	9,657,048	(2.3)
Consultants	**3,246**	3,361	(3.4)
Employees	**3,177**	3,507	(9.4)
Financial planning centres	**108**	103	4.9

(1) Canadian operations only

Power Financial Corporation

Pargesa Holding S.A.

CONSOLIDATED RESULTS FOR THE FIRST QUARTER OF 2003 (AS RELEASED BY PARGESA)

(in millions of SF) (unaudited)	**First Quarter 2003**	First Quarter 2002	Year 2002
Operating contribution of major holdings			
- Consolidated holdings (share of earnings)			
Imerys	**23.6**	20.0	101.1
Bertelsmann	**(60.5)**	(42.0)	(14.0)
- Non-consolidated holdings (dividends)			
TotalFinaElf	**--**	--	65.4
Suez	**--**	--	37.7
Operating contribution of major holdings	**(36.9)**	(22.0)	190.2
Operating contribution of other companies subject to equity accounting	**0.6**	1.4	8.2
Operating income contributed by holding companies	**(6.8)**	(5.2)	(22.5)
Operating income	**(43.1)**	(25.8)	175.9
Share of non-operating income of companies subject to equity accounting	**(12.4)**	0.3	(291.5)
Non-operating income of holding companies	**(20.5)**	(1.2)	(9.2)
Depreciation of goodwill by holding companies	**(2.1)**	(2.1)	(8.6)
Net income	**(78.1)**	(28.8)	(133.4)

CONSOLIDATED HOLDINGS

- In the first quarter of 2003, Imerys achieved good results in the context of globally stable demand in its principal markets as well as a decline of the US dollar against the euro, which affected turnover more than the results of the group. A slight increase in operating income and a substantial reduction of financial costs combined for a 14.5 per cent increase in net operating income, to €47.1 million. Pargesa's share of Imerys' earnings, expressed in Swiss francs, increased 18 per cent to SF23.6 million, after amortization of goodwill.

- For Bertelsmann, the weak economic conditions and the decline of the dollar affected business, and net income (after non-controlling interests) for the first quarter amounted to a loss of €397 million. This figure included an EBITA of €(58) million, depreciation of goodwill of €(180) million, interest expenses of €(81) million, income taxes of €(12) million, non-controlling interests of €2 million, as well as non-operating items of €(68) million, principally related to the restructuring and integration of Zomba. Bertelsmann's contribution to Pargesa's operating income is a loss of SF60.5 million. It should be noted that during the second quarter of 2003, Bertelsmann will distribute a dividend of €120 million to GBL. Pargesa's share of this dividend is SF88 million. From this amount, SF44 million consists of a preferred dividend and will be part of Bertelsmann's contribution to Pargesa's 2003 operating results.

It should be noted that Pargesa's net income for the entire year cannot be extrapolated from the first quarter results due to the receipt of dividends during the second quarter and the seasonality of earnings for certain shareholdings.

NON-CONSOLIDATED HOLDINGS

The holdings in TotalFinaElf and Suez, which are carried at cost, do not provide any contribution during the first quarter since their dividends, which are paid once a year, will be received during the second quarter. TotalFinaElf is expected to increase its dividend per share from its level of last year, while Suez will pay the same dividend per share as last year.

NON-OPERATING INCOME

Non-operating income in the first quarter includes Pargesa's share of Bertelsmann's non-operating items, as well as a SF20.5 million charge being Pargesa's share of an additional write-down recorded by GBL on its investment in Rhodia.

DIVIDEND

The Annual General Meeting of Pargesa, which was held in Geneva on May 7, 2003, approved the payment of a dividend of SF86 per bearer share, up from SF80 in the previous year, for an increase of 7.5 per cent. Total distribution will amount to SF144.2 million.



CONSOLIDATED BALANCE SHEETS

(in millions of dollars)	March 31 2003 (unaudited)	December 31 2002
ASSETS		
Cash and cash equivalents	$ 3,236	$ 2,437
Investments		
Shares	1,311	1,507
Bonds	33,886	33,766
Mortgages and other loans	8,183	8,399
Loans to policyholders	5,869	6,177
Real estate	1,218	1,270
	50,467	51,119
Investment in affiliate, at equity	1,485	1,558
Goodwill and intangible assets (Note 2)	5,093	5,077
Future income taxes	231	364
Other assets	7,894	7,764
	$ 68,406	$ 68,319
LIABILITIES		
Policy liabilities		
Actuarial liabilities	$ 43,332	$ 44,508
Other	3,713	3,788
Deposits and certificates	759	709
Long-term debt (Note 3)	3,242	2,313
Future income taxes	418	511
Other liabilities	5,229	5,014
	56,693	56,843
Non-controlling interests	4,596	4,621
SHAREHOLDERS' EQUITY		
Stated capital (Note 4)		
Preferred shares	1,400	1,050
Common shares	556	548
Retained earnings	4,888	4,758
Foreign currency translation adjustments	273	499
	7,117	6,855
	$ 68,406	$ 68,319



CONSOLIDATED STATEMENTS OF EARNINGS
(unaudited)

(in millions of dollars, except per share amounts)	For the three months ended March 31 2003	2002
REVENUES		
Premium income	$ 2,949	$ 2,908
Net investment income	998	985
Fee income	851	932
	4,798	4,825
EXPENSES		
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	3,322	3,302
Commissions and operating expenses	881	950
Interest expense	40	41
	4,243	4,293
	555	532
Share of earnings (losses) of affiliate	(4)	1
Other income (charges), net (Note 7)	(10)	-
Earnings before income taxes and non-controlling interests	541	533
Income taxes	169	184
Non-controlling interests	119	112
Net earnings	$ 253	$ 237
Earnings per common share (Note 6)		
Basic	$ 0.68	$ 0.65
Diluted	$ 0.68	$ 0.65



CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(unaudited)

(in millions of dollars)	For the three months ended March 31 2003	2002
Retained earnings, beginning of year	$ 4,758	$ 4,202
Add		
Net earnings	253	237
	5,011	4,439
Deduct		
Dividends		
Preferred shares	16	10
Common shares	97	83
Other	10	-
	123	93
Retained earnings, end of period	$ 4,888	$ 4,346



CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

(in millions of dollars)	For the three months ended March 31 2003	2002
Operating activities		
Net earnings	$ 253	$ 237
Non-cash charges (credits)		
Increase (decrease) in policy liabilities	114	(113)
Decrease (increase) in funds withheld by ceding insurers	(5)	215
Amortization and depreciation	20	21
Future income taxes	26	70
Non-controlling interests	119	112
Other	347	(889)
Cash from operating activities	874	(347)
Financing activities		
Dividends paid		
By subsidiaries to non-controlling interests	(52)	(50)
Preferred shares	(14)	(9)
Common shares	(97)	(83)
	(163)	(142)
Issue of common shares	8	1
Issue of preferred shares	350	-
Issue of common shares by subsidiaries	2	9
Repurchase of common shares by subsidiaries	(25)	(38)
Issue of long-term debt	1,150	-
Repayment of long-term debt	(200)	(46)
Other	18	9
	1,140	(207)
Investment activities		
Bond sales and maturities	6,831	5,593
Mortgage loan repayments	333	431
Sale of shares	269	214
Change in loans to policyholders	(18)	(19)
Change in repurchase agreements	(262)	34
Investment in subsidiaries	(5)	-
Investment in bonds	(8,165)	(5,612)
Investment in mortgage loans	(156)	(297)
Investment in shares	(86)	(44)
Other	44	54
	(1,215)	354
Increase (decrease) in cash and cash equivalents	799	(200)
Cash and cash equivalents, beginning of period	2,437	2,120
Cash and cash equivalents, end of period	$ 3,236	$ 1,920


Power
Financial
Corporation

Notes to consolidated financial statements
(unaudited)

March 31, 2003

Note 1. Significant accounting policies

The interim unaudited consolidated financial statements of Power Financial Corporation at March 31, 2003 have been prepared in accordance with generally accepted accounting principles in Canada, using the accounting policies described in Note 1 of the Corporation's consolidated financial statements for the year ended December 31, 2002, except as noted below. These interim consolidated financial statements should be read in conjunction with the *consolidated financial statements and notes thereto in the Corporation's annual report dated December 31, 2002.*

Disclosure of Guarantees

In February 2003, the CICA issued Accounting Guideline 14 (AcG-14), Disclosure of Guarantees, which identifies disclosure requirements for certain guarantees, for financial statements of interim and annual periods starting on or after January 1, 2003.

In the normal course, the Corporation and its subsidiaries may enter into agreements which may contain features which meet the AcG-14 definition of a guarantee, and while the maximum guarantee cannot always be determined, given the nature of the future events which may or may not occur, any such arrangements that were material have been previously disclosed by the Corporation and its subsidiaries.

Comparative figures

Certain of the 2002 amounts presented for comparative purposes have been reclassified to conform with the presentation adopted in the current year.



Notes to consolidated financial statements
(unaudited)

Note 2. Goodwill and intangible assets

A summary of changes in the Corporation's goodwill and intangible assets for the three months ended March 31, 2003 is as follows:

(in millions of dollars)		Goodwill	Intangible assets	Total
Balance, beginning of year	$	3,688	1,389	5,077
Other		16		16
Balance, end of period	$	3,704	1,389	5,093

Intangible assets represent the fair value of mutual fund management contracts, trade names, brands and trademarks and shareholders' portion of acquired future participating profits. These are indefinite life intangible assets and are not subject to amortization.

Note 3. Long-term Debt

(in millions of dollars)		March 31 2003		December 31 2002
Power Financial Corporation				
7.65% debentures, due January 5, 2006	$	150	$	150
6.90% debentures, due March 11, 2033		250		-
Investors Group				
Floating Bankers' Acceptance, due May 30, 2006		250		450
6.75% Debentures 2001 Series, due May 9, 2011		450		450
6.58% Debentures 2003 Series, due March 7, 2018		150		-
6.65% Debentures 1997 Series, due December 13, 2027		125		125
7.45% Debentures 2001 Series, due May 9, 2031		150		150
7.00% Debentures 2002 Series, due December 31, 2032		175		175
7.11% Debentures 2003 Series, due March 7, 2033		150		-
Great-West Lifeco Inc.				
First mortgages secured by real estate and limited recourse mortgages at interest rate from 6.4% to 11.7% maturing at various dates to 2014		121		122
7.25% subordinated capital income securities redeemable on or after June 30, 2004, due June 30, 2048. Unsecured (US$ 175)		257		276
6.75% debentures due August 10, 2015, unsecured		200		200
6.14% debentures due March 21, 2018, unsecured		200		-
6.74% debentures due November 24, 2031, unsecured		200		200
6.67% debentures due March 21, 2033, unsecured		400		-
Other notes payable at interest rates from 8.0% to 9.0%		14		15
	$	3,242	$	2,313



Notes to consolidated financial statements
(unaudited)

Note 4. Capital stock and Stock option plan

Stated Capital

Authorized

Unlimited number of first preferred shares, issuable in series, of second preferred shares, issuable in series, and of common shares.

Issued and outstanding	March 31, 2003		December 31, 2002	
	Number of Shares	Stated Capital (in millions)	Number of Shares	Stated Capital (in millions)
Preferred shares				
Series A First Preferred Shares	4,000,000	$ 100	4,000,000	$ 100
Series B First Preferred Shares	6,000,000	150	6,000,000	150
Series C First Preferred Shares	6,000,000	150	6,000,000	150
Series D First Preferred Shares	6,000,000	150	6,000,000	150
Series E First Preferred Shares	8,000,000	200	8,000,000	200
Series F First Preferred Shares	6,000,000	150	6,000,000	150
Series H First Preferred Shares	6,000,000	150	6,000,000	150
Series I First Preferred Shares	8,000,000	200		-
Series J First Preferred Shares	6,000,000	150		-
		$ 1,400		$ 1,050
Common shares	348,396,840	$ 556	346,856,840	$ 548

Stock-Based Compensation

As permitted by the CICA Handbook Section 3870 - Stock-based Compensation and Other Stock-based Payments, the Corporation has chosen to continue to account for stock-based compensation using the intrinsic value method. When the fair value-based method of accounting is not used for stock-based transactions with employees, pro-forma net income and pro-forma earnings per share must be disclosed as if the fair value-based method of accounting had been used to account for stock-based compensation cost.

Although the Corporation did not grant stock options during the three months period ended March 31, 2003 , stock options were granted by subsidiaries. Had the fair value based accounting method been applied to options granted in the period, net earnings would have been reduced by less than $1 million and earnings per common share would have been reduced by less than $0.01.

Options were outstanding at March 31, 2003 to purchase, until October 21, 2011, 5,690,000 common shares, at various prices from $5.07813 to $33.73 per share.



Power Financial Corporation

Notes to consolidated financial statements
(unaudited)

Note 5. Segmented information

Information on profit measure

For the three months ended March 31, 2003	LIFECO	INVESTORS	PARJOINTCO	OTHER	TOTAL
			(in millions of dollars)		
REVENUES					
Premium income	2,949	-		-	2,949
Net investment income	948	37		13	998
Fee income	433	418		-	851
	4,330	455	-	13	4,798
EXPENSES					
Insurance claims	3,322	-		-	3,322
Commissions, other operating expenses	630	246		5	881
Interest expense	-	21		19	40
	3,952	267	-	24	4,243
	378	188	-	(11)	555
Share of earnings of affiliate			(4)		(4)
Other income - net	-	-	(10)	-	(10)
Earnings before the following	378	188	(14)	(11)	541
Income taxes	106	63		-	169
Non-controlling interests	75	55		(11)	119
Contribution to consolidated net earnings	197	70	(14)	-	253

Information on profit measure

For the three months ended March 31, 2002	LIFECO	INVESTORS	PARJOINTCO	OTHER	TOTAL
			(in millions of dollars)		
REVENUES					
Premium income	2,908			-	2,908
Net investment income	942	30		13	985
Fee income	463	469			932
	4,313	499	-	13	4,825
EXPENSES					
Insurance claims	3,302			-	3,302
Commissions, other operating expenses	669	277		4	950
Interest expense	-	20		21	41
	3,971	297	-	25	4,293
	342	202	-	(12)	532
Share of earnings of affiliate			1		1
Other income - net	-	-	-	-	-
Earnings before the following	342	202	1	(12)	533
Income taxes	104	80		-	184
Non-controlling interests	68	53		(9)	112
Contribution to consolidated net earnings	170	69	1	(3)	237



Notes to consolidated financial statements
(unaudited)

Note 6. Earnings per share

The following is a reconciliation of the numerators and the denominators of the basic and diluted earnings per common share computations:

For the three months ended March 31 *(in millions of dollars)*	2003	2002
Net earnings	253	237
Dividends on preferred shares	(16)	(10)
Net earnings available to common shareholders	237	227
Weighted number of common shares outstanding (millions)		
Basic	347.3	346.7
Exercise of stock options	5.7	7.2
Shares assumed to be repurchased with proceeds from exercise of stock options	(2.2)	(2.4)
Weighted number of common shares outstanding (denominator) (millions)		
Diluted	350.8	351.5


Power
Financial
Corporation

Notes to consolidated financial statements
(unaudited)

Note 7. Other income (charges), net

(in millions of dollars)	For the three months ended March 31, 2003	
	2003	2002
Share of Pargesa's non-operating earnings	(10)	-
	(10)	-

Note 8. Acquisition of Canada Life

On February 14, 2003, Great-West Lifeco Inc. (Lifeco) entered into an agreement with Canada Life Financial Corporation, the parent company of The Canada Life Assurance Company, to acquire 100% of Canada Life Financial Corporation's outstanding Common Shares. The transaction is valued at $44.50 per Canada Life Financial Corporation Common Share, representing an aggregate transaction value of $7.3 billion.

The terms of the agreement allow Canada Life Financial Corporation shareholders to elect from one of the following alternative per Common Share.

- $44.50 in cash (to an aggregate maximum of approximately $4.4 billion); or

- 1.78 4.80% Non-Cumulative First Preferred Shares, Series E of Lifeco (to an aggregate maximum of 24 million Lifeco Series E Shares); or

- 1.78 5.90% Non-Cumulative First Preferred Shares, Series F of Lifeco (to an aggregate maximum of 8 million Lifeco Series F Shares); or

- 1.1849 Common Shares of Lifeco (to an aggregate maximum of approximately 56 million Lifeco Common Shares); or

- a combination of the foregoing;

in each case subject to election and proration as a result of the stated maximums.

The transaction was approved by a majority of Canada Life Financial Corporation's common shareholders on May 5, 2003. The transaction is subject to approval by regulatory authorities in jurisdictions where the Companies operate. The transaction is expected to close in the third quarter of 2003.

To support the transaction, Power Financial Corporation has committed to invest $800 million to purchase 21.302 million Common Shares of Lifeco from treasury via private placement. Investors Group Inc. has also agreed to invest $100 million by purchasing 2.662 million Lifeco Common Shares from treasury.

Lifeco also entered into a commitment with a Canadian chartered bank (the "Bank") pursuant to which the Bank agreed to underwrite a credit facility in favour of Lifeco or one or more of its subsidiaries. The credit facility provides short-term funding alternatives, and also offers up to $600 million of five year term financing.